FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2010
Commission File No.: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.

 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a Notice of Annual General Meeting of Shareholders sent to the Company's shareholders of record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

VOCALTEC COMMUNICATIONS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of VocalTec Communications Ltd. (the “Company”) will be held at the Company's offices, at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel, on December 17, 2010 at 10:00 a.m. Israel time.

The agenda for the meeting is as follows:

1.
Appointment of BDO USA, LLP and BDO Ziv Haft, Certified Public Accountants (Isr), as the Company's new auditors for the year ending December 31, 2010 and authorization of the Company’s board of directors (the “Board”), subject to the approval by the Board’s audit committee (the “Audit Committee”), to fix the remuneration of the auditors.

2.
Re-election of Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Mr. Yuen Wah Sing as directors of the Company, further to their appointment as directors by the Board at the time of the merger between the Company, a wholly-owned subsidiary of the Company, and YMax Corporation effected on July 16, 2010 (the “Merger”).

3.
Subject to approval of the amendment to the Articles of Association of the Company to increase the size of the Board as mentioned in item 7 below, election of Mr. Donald A. Burns, Mr. Richard J. Connaughton and Mr. Kuk Yi as directors of the Company.

4.
Approval of an increase in the maximum amount for which the Company may prospectively undertake to indemnify its directors and officers, to the greater of $20 million and 75% of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to the mandatory limitations under applicable law, and the approval of the granting by the Company of a new indemnification undertaking to each of its directors reflecting, among other things, such increase.

5.
Approval of the renewal of the existing liability insurance policies covering the Company’s directors and officers in the aggregate amount of $20 million, and approval of the future purchase of up to an additional $5 million in insurance coverage for the Company's directors and officers.

6.
Approval of a private placement of ordinary shares of the Company to Mr. Borislow (at a market price per share to be determined by the Board at the time of allocation) which shall cause his holdings to increase above 25% of the Company's issued and outstanding share capital.

7.	Approval of an amendment to the Company’s Articles of Association to increase the maximum number of directors that may be elected to the Board to eleven (11).

8.	Approval of an amendment to the provisions of the Company’s Articles of Association enabling shareholders to elect directors to terms of one year or three years.

9.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company's par value per share from 65 agurot per share to no par value.

10.	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to increase the authorized share capital of the Company.

11.	Approval of the terms of remuneration of certain directors of the Company as set forth in the accompanying proxy statement, effective as of the date of the Merger.

12.
Approval of an increase in the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010 (each such increase to be effected immediately following the annual general meeting of the Company's shareholders in every second year). Such increase, if approved by the Company’s shareholders, will replace, commencing in 2010, the annual increase that was approved by the Company’s shareholders at the extraordinary general meeting held on April 11, 2007.

13.	Approval of an amendment to the Company's 2003 Amended Master Stock Option Plan in order to allow for grants of shares and restricted shares.

14.
Approval of a split of the Company’s ordinary shares, such that every three ordinary shares would split into four ordinary shares, and amending the Company's Articles of Association and Memorandum of Association to reflect the split.

15.	Approval of an amendment to the Company's Articles of Association to remove the requirement to send a separate notice of general meeting to registered shareholders of the Company.

16.	Transaction of such other business as may properly come before the meeting or any adjournment thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2009, and the Company will also report on the auditor's compensation with respect to fiscal year 2009.

'These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on November 17, 2010 will be entitled to attend and vote at the meeting.  Whether or not you intend to attend the meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.  If you attend the meeting, you may vote in person, whether or not you have already executed and returned your proxy card.  You may revoke your proxy card not later than two (2) hours prior to the scheduled time of the meeting or at the meeting itself if you attend the meeting.  If you revoke your proxy, you may only vote by attending the meeting in person.  Please review the Proxy Statement accompanying this notice for more complete information regarding the meeting and the matters proposed for your consideration at the meeting. If you have any questions, please feel free to call Mr. Peter Russo, the Company’s Chief Financial Officer, at (561)-771-CALL.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy is required to approve items 1, 2, 3, 12 and 13.

In addition to the affirmative vote of the holders of a simple majority of the shares present and voted at the meeting in person or by proxy, in order to approve items 4, 5, 6 and 11, one of the following two alternatives must apply:

(i)           The simple majority vote at the meeting approving the item must include at least one-third of the total votes cast by shareholders having no personal interest in approving the item and participating in the vote on such item in person or by proxy (the votes of shareholders who abstain from voting on the item will be excluded from such calculation); or

(ii)           The total number of votes of shareholders who vote against approving the item at the meeting in person or by proxy (excluding shareholders who abstain from voting on the item) does not exceed one percent (1%) of the total voting rights in the Company.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present at the meeting and voting on such item in person or by proxy is required to approve items 7, 8, 9, 10, 14 and 15.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” ALL PROPOSALS SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.
Ilan Rosen - Chairman of the Board of Directors
November 4, 2010

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